ISSUER FREE WRITING PROSPECTUS
Filed pursuant to Rule 433
Registration Statement No.: 333-231254
Dated May 24, 2019

100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2019-05

PolyMet announces filing of final prospectus and terms for rights offering

St. Paul, Minn., May 24, 2019 – PolyMet Mining Corp. (“PolyMet” or the “company”) (TSX: POM; NYSE American: PLM) has filed a short form final prospectus with securities regulatory authorities in each of the Canadian provinces, and an amendment to its registration statement on Form F-10 with the U.S. Securities and Exchange Commission (“SEC”) in respect of an offering of rights (“Rights”) to purchase common shares of the company to raise approximately US$265 million in gross proceeds (the “Rights Offering”).

Summary of Rights Offering

Pursuant to the Rights Offering, all eligible registered shareholders of PolyMet (subject to applicable law) will receive one Right for every common share of PolyMet owned on the record date of June 3, 2019 (the “Record Date”). For each Right held, holders are entitled to acquire
2.119069 new common shares of PolyMet at US$0.3881 per share (the “Rights Price”). The
Rights Offering includes an additional subscription privilege entitling holders of Rights who have fully exercised their Rights to subscribe for additional common shares, if available, that were not otherwise subscribed for under the Rights Offering.

Subject to applicable law, all PolyMet shareholders will have the choice to participate and, by exercising all of their Rights, maintain their existing levels of ownership. Rights holders can, in whole or in part, exercise their Rights and subscribe for common shares, or sell or assign their Rights to another party (who wishes to subscribe for new PolyMet common shares). PolyMet has applied to have the Rights listed for trading on both the Toronto Stock Exchange (“TSX”) and NYSE American.

As previously disclosed, PolyMet has entered into a standby purchase agreement (the "Standby Purchase Agreement") pursuant to which Glencore AG (“Glencore”), subject to certain terms and conditions and limitations, has agreed to exercise its basic subscription privilege in full and to purchase at the Rights Price, that number of common shares, equal to the difference, if any, of (x) the total number of common shares offered pursuant to the Rights Offering minus (y) the number of common shares subscribed for pursuant to the basic subscription privilege and the additional subscription privilege (the “Standby Commitment”). As a result, subject to the satisfaction of the terms and conditions of the Standby Purchase Agreement, the Rights
Offering will be fully backstopped by Glencore. Glencore will be entitled to a fee (the “Standby

Fee”) at the closing of the Rights Offering of approximately US$7.7 million which is equal to 3.0 percent of the total funds committed by Glencore.

The company intends to use the proceeds of the Rights Offering for: (a) the repayment of the amount that the company is indebted to Glencore under certain debentures which, as at March
31, 2019, is the principal amount of US$165,000,000 plus accrued interest of US$77,774,753, plus additional interest which continues to accrue; (b) the payment of the Standby Fee in full; and (c) payment of expenses of the Rights Offering, which expenses shall be no greater than US$6,000,000.

“Proceeds from the rights offering, which is fully back stopped by Glencore, will be used to pay off our outstanding debt.  This strengthening of our balance sheet will help clear the pathway to construction financing for the NorthMet Project, a process which is likely to take several months,” said Jon Cherry, president and CEO. “Work is currently underway to advance project planning and development, which was helped considerably by the issuance of the federal wetlands permit in March, which brought the project to a fully permitted status.

“As one of the world’s leading mining companies and our largest shareholder, we appreciate Glencore’s longstanding technical and financial support of the project,” Cherry said. “We look forward to working with Glencore to establish Minnesota’s first copper-nickel mine.”

By virtue of its 28.8 percent shareholding in PolyMet, Glencore is a related party to the company, and the Rights Offering, as a result of the Standby Commitment, is a related party transaction pursuant to Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions ("MI 61-101"). However, the Rights Offering is exempt from the formal valuation and minority shareholder approval requirements under MI 61-101 pursuant to section 5.1(k)(ii) of MI 61-101.

Rights Offering Details

What is a Rights Offering?

In a Rights Offering, all eligible shareholders on the Record Date get the same pro rata right to participate in the financing on the same terms.

How many common shares will I be able to subscribe for and what will it cost?

For each common share you hold on the Record Date you will receive one Right. For every Right, you will be able to subscribe for 2.119069 new common shares (subject to applicable law) at US$0.3881.  For example, if you own 1,000 shares, you will receive 1,000 rights which allow you to subscribe for 2,119 new common shares for a total cost of US$822.38.

What is the Record Date and Expiry Time and Expiry Date?

The Record Date of the Rights Offering is 5:00 p.m. (Eastern time) on June 3, 2019. The expiry time (the “Expiry Time”) and expiry date (the “Expiry Date”) of the Rights Offering are 5:00 pm (Eastern time) on June 26, 2019. Rights not exercised before the Expiry Time on the Expiry Date will be void and of no value.

How much will the Rights Offering raise and for what will the funds be used?

As a result of Glencore agreeing to backstop the Rights Offering, it is expected that the gross proceeds from the Rights Offering shall be sufficient to repay in its entirety the debt owed by the company to Glencore, which is estimated to be approximately US$251.3 million at the time of closing of the Rights Offering. The remaining gross proceeds will be used for the Standby Fee of approximately US$7.7 million and expenses with respect to the Rights Offering, anticipated to be approximately US$6.0 million.

What will happen to my current Common Shares if I do not participate in the Rights Offering?

If you do not exercise all of your Rights pursuant to the basic subscription privilege, your equity ownership in the company will be diluted by the issuance of common shares upon the exercise of Rights by other shareholders, which dilution may be significant.

Can I sell my Rights?

Yes, if you do not wish to exercise your Rights in full you will be able to either assign or sell some or all of your Rights. The TSX has provided conditional approval for trading of the Rights, which will commence on June 5, 2019 as TSX:POM.RT subject to PolyMet’s satisfaction of the listing conditions of the TSX. PolyMet will apply to list the Rights and common shares issuable upon the exercise of the Rights on the NYSE American. The approval of such listing will be subject to PolyMet fulfilling all of the listing requirements of the NYSE American.

Can I subscribe for more common shares?

Possibly. All shareholders have an additional subscription privilege that allows those shareholders who fully exercise their Rights to acquire any PolyMet common shares issuable under this Rights Offering that are not subscribed for prior to the Expiry Date. The allocation of the additional subscription privilege will be pro rata to the total number of additional subscriptions and the number of common shares originally held by those who apply for additional subscription.

How do I pay for my common shares?

If you are a registered shareholder you will pay the subscription agent, being Computershare
Investor Services Inc., in Toronto, Canada, directly. If you hold your shares through an intermediary in “street name” your intermediary should pay for the common shares in accordance with your instructions.

As a Beneficial Shareholder what should I do if I want to participate in the Rights Offering?

If you hold your common shares through a CDS or DTC Participant, such as a securities broker or dealer, bank, trust company or other intermediary, then the CDS or DTC Participant must exercise Rights on your behalf and Shareholders must arrange purchases or transfers of Rights through their own CDS or DTC Participant. If you wish to participate in the Rights Offering, please contact the CDS or DTC Participant who holds your common shares as soon as possible.

What if I reside in an Ineligible Jurisdiction (other than Canada and the United States)?

Persons located in certain Ineligible Jurisdictions outside of Canada and the United States may be able to exercise the Rights and purchase common shares provided that they furnish evidence reasonably satisfactory to the company that they are permitted under applicable laws to participate in the Rights Offering. We urge you to contact your bank or broker or contact either the Shorecrest Group or the Georgeson Group for assistance in participating (see contact details below).

When will I receive additional information?

A Rights certificate and a prospectus will be mailed to each eligible registered shareholder shortly following the Record Date. Beneficial shareholders will receive materials and instructions directly from their intermediaries. The prospectus is currently available on SEDAR at www.sedar.com under the company’s profile.

Where can I find additional details?

Further details concerning the Rights Offering, including the terms of the Standby Purchase Agreement are contained in the company's short form final prospectus which is available on the company's SEDAR profile and in the company’s Form F-10, as amended, filed with the SEC on EDGAR (available at www.sec.gov). The foregoing description of certain terms of the Standby Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements to be filed by PolyMet under its profile at
www.sedar.com.

Who can I call if I have additional questions?

Shareholders in North America should direct questions to Shorecrest Group at: North American Toll-Free 1-888-637-5789

Banks and Brokers and collect calls 647-931-7454
Email at contact@shorecrestgroup.com | www.shorecrestgroup.com

Shareholders outside of North America should direct questions to Georgeson at:

Shareholders, Banks and Brokers +44 207 019 7081
infoagent@georgeson.com

* * * * *

This news release does not constitute an offer to sell, nor the solicitation of an offer to buy, the securities in any jurisdiction; nor shall there be any sale of securities mentioned in this news release in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About PolyMet
* * *   *   *

PolyMet Mining Corp. (www.polymetmining.com) is a publicly traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long- term lease, and owns 100 percent of the former LTV Steel Mining Company processing facility, located approximately seven rail miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and received all permits necessary to construct and operate the NorthMet Project. NorthMet is expected to require approximately two million hours of construction labor, create approximately 360 long-term jobs directly, and generate a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact: Media
Bruce Richardson, Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Tony Gikas, Investor Relations
Tel: +1 (651) 389-4110
investorrelations@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet’s most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2018, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company’s mineral resource and other data as required under
National Instrument 43-101.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

PolyMet has filed a registration statement, including a prospectus (File No. 333-231254), with the U.S. Securities and Exchange Commission, for the offering to which this communication relates. Before investing, prospective investors should read the prospectus in that registration statement and other documents the issuer has filed with the U.S. Securities and Exchange Commission, for more complete information about PolyMet and this offering. The documents are available free of charge by visiting EDGAR on the U.S. Securities and Exchange Commission website at www.sec.gov. Alternatively, PolyMet will arrange to send you the prospectus if you request it by calling +1 (416) 915-4149.